

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 15, 2008

Mark A. McCollum, Executive Vice President and CFO
Halliburton Company
5 Houston Center
1401 McKinney
Suite 2400
Houston, TX 77010

> **Re:** **Halliburton Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 2, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed October 21, 2008**
> **File No. 1-03492**

Dear Mr. McCollum:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 1 – Description of Company and Significant Accounting Policies

Revenue recognition, page 52

1.   With regard to the "Overall" section here, please expand your disclosures to specify when revenues from product sales are recognized relative to delivery. Refer to SAB Topic 13:A(1).

Note 4 – Business Segment Information, page 59

2.   Please explain how your determination of your reportable segments complies with paragraph 16 of SFAS 131. As part of your response, describe to us the individual business activities that comprise each of your two reportable segments. Tell us whether those business activities represent separate operating segments as defined by paragraph 10 of SFAS 131 and, if so, how you apply paragraphs 17 and 18 of SFAS 131 in order to aggregate them into separate reportable segments. Please address the specific criteria of paragraph 17, including economic characteristics of each segment. Additionally, explain to us the changes that occurred in the third quarter of 2007 that made it appropriate under SFAS 131 to reduce your number of reportable segments from four to two.

Form 10-Q for the quarter ended September 30, 2008

Statements of Cash Flows, page 5

3.   Please explain to us why the $115 million loss from discontinued operations is presented twice on your statement of cash flows in the operating activities section, as both an addition to and a subtraction from net income, thus netting to zero.

Management's Discussion and Analysis

Nonoperating Items, page 37

4.   Expand your discussions regarding your decision to increase liabilities for KBR by $117 million in the second quarter of 2008 from $190 million at the end of 2007. In this regard, include a discussion of the events that occurred during the

second quarter which led you to revise your estimates. In addition, please clarify each assumption that changed and the reason that the assumption changed.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief